Exhibit r3

CROW POINT PARTNERS, LLC

Policy on Personal Securities Transactions

Code of Ethics (the “Policy”)

I. Fiduciary Duty

Crow Point Partners, LLC (the “Firm”), as an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Act”), and as a fiduciary owes each client affirmative duties of undivided loyalty and due care. In this regard, the Firm owes clients the duty to act in good faith and to provide full and fair disclosure of all material facts. The Securities and Exchange Commission (the “SEC”) has stated that this duty is “particularly pertinent whenever the adviser is in a situation involving a conflict, or potential conflict of interest.” Accordingly, the Firm must affirmatively exercise authority and responsibility for the benefit of clients and may not participate in any activities that may conflict with the interest of clients, absent explicit consent in limited circumstances. In addition, the Firm must avoid activities, interests, and relationships that might interfere or appear to interfere with making decisions in the best interests of its clients. Employees must at all times make sure that the Firm meets its fiduciary obligations.

In view of the foregoing, at all times, the Firm and its employees must:

A.	Place the interests of clients first.

The Firm may not cause a client to take action or not to take action, that benefits the Firm or an employee rather than benefiting the client. For example, an employee investing for him or herself in a security of limited availability that was appropriate for a client without first considering that investment for such client would violate the duty.

B.	Avoiding taking inappropriate advantage of the Firm’s position.

An employee may not take personal advantage of any opportunity properly belonging to the Firm or any client. If an employee believes he or she or the Firm stands to benefit from an investment decision for a client the employee is recommending, the employee must disclose the interest to the Chief Compliance Officer who will document the disclosure and the decision whether to restrict the employee’s participation in the investment decisions.

C.	Conduct all personal securities transactions in compliance with this Policy.

This includes all preauthorizations and reporting requirements and procedures regarding inside information and trade allocations.

D.	Keep information confidential.

Information concerning client transactions, holding or trading strategies may be material non-public information, and the Firm may not use this knowledge of any such information to profit from the market effect of those transactions. In addition, the Firm may not reveal any confidential information relating to the investment intentions, activities, or portfolios of clients or securities that are being considered for purchase or sale, except to persons at the Firm who need to know that information in order to carry out their duties to clients.

E.	Comply with the federal securities laws and all other laws and regulations applicable to the the Firm’s business.

Each employee has an obligation to know his or her duties and responsibilities under applicable laws and regulations and this Policy, to know what is required of the Firm as an investment adviser, and to integrate business ethics and compliance into the performance of all duties.

F.	Seek advice when in doubt about the propriety of any action or situation.

Any questions concerning this Policy should be addressed to the Chief Compliance Officer or someone designated compliance responsibilities by the Chief Compliance Officer (“designee”), who may consult with the General Counsel, outside counsel, outside auditors, or other professionals, as necessary.

The Policies and Procedures in the following sections of this Policy implement these general fiduciary principles in the context of specific situations.

II. Insider Trading; Personal Securities Transactions.

The Firm is required under Section 204A of the Investment Adviser’s Act of 1940, as amended (the “Act”) to take steps to prevent the misuse of material non-public information and to ensure that the personal securities transactions of its personnel are not in conflict with the interests of its clients. Rule 204A-1 requires the Firm to adopt, maintain and enforce a Code of Ethics that requires the firm’s access persons, as defined below, to report their transactions and holdings periodically to the Chief Compliance Officer and requires the Chief Compliance Officer or designee to review these reports.

Under the SEC definition, the term “Access Person” includes any Firm officer, director, employee or associated person of the Firm who has access to non-public information regarding clients’ purchases or sales of securities, is involved in making securities recommendations to (or in the case of a discretionary manager, making investment decisions on behalf of) clients or who has access to such recommendations that are non-public. It is the Firm’s policy that all employees are Access Persons (“Access Persons”) for purposes of these requirements.

The Policy is intended to apply to any account in which an Access Person has a “beneficial interest”. Beneficial interest includes direct or indirect power to make investment decisions and is presumed to cover accounts of immediate family members who share an Access Person’s household. Beneficial interest may also include accounts of others who share the same home as the Access Person, anyone to whose support the Access Person materially contributes and other accounts over which the Access Person exercises discretion or a controlling influence, All Access Persons’ accounts and those in which an Access Person has a beneficial interest are referred to as “Access Person Accounts”. Access Person Accounts do not include accounts in which the Access Person has a beneficial interest if the Access Person provides the Chief Compliance Officer with written documentation showing that someone else has been granted investment discretion over the account.

To assist in complying with the requirements of the Act, we are circulating the Firm’s Policy concerning personal securities transactions. Please carefully read this policy and retain it for your reference. This Policy imposes an obligation on all Access Persons, to sign, on an annual basis, a form acknowledging that such person has read, understands, has complied with, and agrees to continue to comply with this Policy.

Accordingly, after you have read and understood the Policy, sign the “Agreement to Abide by Policy on Personal Securities Transactions,” attached as Exhibit I hereto, and return it to the Chief Compliance Officer. This Policy is in addition to the Firm’s Policy on Insider Trading, covered by a separate memorandum.

Restrictions on trading in any security apply not only to the security but also to options and derivative instruments directly related to that security. All trading is reviewed to ensure that personal trading practices are properly followed.

A.	General Securities Transactions/Report.
i.

In compliance with the Act’s record-keeping requirements, the Firm requires each Access Person, to fill out, sign and submit to the Company’s Chief Compliance Officer a monthly report of all of his or her personal securities transactions and an annual report of all securities holding on a report form supplied by the Firm. The monthly report requires the reporting of securities transactions by each Access Person and related persons as set forth in the report and must be submitted not later than 10 days after the end of the preceding month which the report covers.

ii.

The annual report of holdings for each calendar year must be completed and filed with the Chief Compliance Officer no later than February 14 of the following calendar year and the information in the report must be current no more than 45 days prior to the date the report was submitted. For any new employee/Access Person an initial report of all securities holdings must be made 10 days after the person becomes a new employee/Access Person.

iii.

Each report shall be dated and include the names of the securities, dates of the transactions, quantities, prices and broker/dealer or other entity through which the transaction were affected. This requirement may be satisfied by submitting copies of account statements accompanied by a signed and dated notice of submission.

B.	Exclusions.

Investments in mutual funds, direct obligations of the U.S. Government, bank certificates of deposit, commercial paper, high quality short-term debt instruments, repurchase agreements and money market funds are not subject to these required practices. Likewise, investments accomplished through blind trust accounts, automatic dividend reinvestment plans, and managed brokerage, trust or custody accounts in which the investor does not affect or influence the subject, timing, or amount of particular transactions, are not subject to these required practices.

C.	Securities Traded for Clients or Held in Client Accounts.

Trading in any security by a Principal or Employee of the Firm or its affiliates at the same time the security is being traded for clients is permitted, but only through the Trading Desks of the Firm as long as the transaction does not disadvantage client interests. If it is determined that such trades will not disadvantage clients’ interests, trades may be executed as part of any block traded for clients.

If orders are executed outside of the Trading Desks of the Firm, trading is prohibited until all clients’ needs are satisfied. No one is to act for his or her own or related account in anticipation of a purchase or sell recommendation.

D.	Securities For Which the Firm Has Confidential Information.

In accordance with the Policy on Insider Trading, an Access Person of the Firm trading while in possession of material inside information, on behalf of either himself or herself or clients’ accounts is prohibited.

F.	Restricted List.

The Firm shall periodically circulate to all its employees a list of “Restricted Securities.” This list shall consist of all securities as to which: (a) there is currently a 13D or 13G filing on file with the SEC (b) any person is an officer or director of the issuer and (c) any person or entity of the Firm has executed a confidentiality agreement or has obtained material non-public information. The appearance of a security on the Restricted List reflects a presumption only -- not all Restricted List securities are in fact restricted by law or by applicable agreement. However, trading by employees of the Firm (as well as family members covered by our Policy on Insider Trading or Personal Securities Trading) is not permitted in any Restricted List security without prior written permission from the General Counsel or, in his absence, the Chief Compliance Officer. Permission, if given for trades in a Restricted List Security will be effective for 24 hours, unless other specified. Additional trades of the same Restricted List security would have to be approved again. No trades will be permitted if such trades will disadvantage the clients’ interests, or where it is determined that the Firm has material, non-public information. Where an exception is granted, employees receiving such permission are prohibited from further sale or purchase transactions unless permission is again obtained.

G.	The Chief Compliance Officer, in consultation with the General Counsel, will conduct periodic reviews to determine compliance with this Policy.

III. Miscellaneous

A.	Initial Public Offering and Private Placements.

It is the policy of the Firm that employees must obtain the written approval of the General Counsel or, in his absence, the Chief Compliance Officer prior to investing in shares of initial public offerings or private placements, except for private placements of pooled investment vehicles sponsored or advised by the Firm, that have been pre-cleared by the General Counsel or the Chief Compliance Officer. Access Persons must furnish any private placement memoranda, subscription documents and other materials about the investment as the General Counsel or the Chief Compliance Officer may request.

B.	Violation of the Policy.

Access Persons who are aware or become aware of violations of this Policy must promptly report such violations to the General Counsel or the Chief Compliance Officer. The General Counsel or the Chief Compliance Officer will investigate and determine the correct course of action.

C.	Recordkeeping.

The Chief Compliance Officer shall maintain as records of the Firm, subject to the retention periods specified in Rule 204-2 under the Advisers Act:

•	A copy of this Policy (Code of Ethics)
•	Records of violations and actions taken as a result of violations;
•	Copies of Access Persons’ acknowledgements of receipt of the Policy;
•	Copies of all holdings and transaction reports as required under Rule 204-2(a)(13).

D.	Amendments to the policy.

Amendments to this Policy will be circulated to all Access Persons and they will be asked to sign a form acknowledging that they read, understand, complied with, and agree to continue to comply with this Policy.

E.	All employees must comply with the federal securities laws.

Violation of this Policy may be considered grounds for immediate dismissal.